Earnings Presentation

Q4 2024

d·local





Pedro Arnt
Chief Executive Officer

Mark Ortiz
Chief Financial Officer

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.



Cape Town, South Africa

Unlocking the power of Emerging Markets



Cairo, Egypt

5 pillars underpinning dLocal's investment thesis

1 Massive addressable market

Untapped potential of emerging and frontier markets as they digitize payments and merchants go to market throughout the Global South

2 Consistent high top line growth

Proven track record of delivering value to the world's most sophisticated global digital merchants, capturing market share in an expanding TAM

3 Attractive margin business

Potential to deliver operational leverage as foundational blocks are laid and further scale benefits increase

4 Strong cash generation

Strong cash generating financial model with robust net income to FCF conversion

5 Innovation pipeline

Investment in product development capabilities to drive growth through new categories, products, feature innovations, and potential M&A activity

2024 highlights

The year 2024 has been a testament to the strength and resilience of our business model

Record TPV of $26B, a strong 45% YoY growth
Mix continuing to shift to newer more attractive markets, while core markets rebounded from Q3 softness

Serving more than 700 merchants across 40+ markets
Strengthened relationships with existing merchants, with 2024 TPV retention above 140%

Revenue and gross profits hitting record highs
Adjusted EBITDA to gross profit margin closing out the year at 64%, but improving consistently as the year progressed

Sustained cash generation
Net Income to FCF of Own funds conversion exiting the year at a rate above 100%

Technology & Product developments

- Launched **20 new payment methods for pay-ins** and **7 for payouts**, while **adding ≈100 new partner integrations** to ensure redundancy, cost efficiency, and unlock new payment features
- Launched and ramped up our **new Payment Orchestration solution** for merchants with a fully localized operation
- **Increased transaction approval rates and reduced processing costs**, through improved Smart Request functionality and cost optimization engine
- **8-point increase in NPS vs 1H24**, reaching high levels within the industry


d·local
Payment Method

Consistent TPV growth on a large base, while investing in tech for efficiencies, scalability, and future growth opportunities

FY24

Total Payment Volume

$25.6B

▲ +45% YoY


$10.6
$17.7
$25.6
2022
2023
2024

Revenue

$746M

▲ +15% YoY


$419
$650
$746
2022
2023
2024

Gross Profit

$295M

▲ +6% YoY


$202
$277
$295
2022
2023
2024

Adjusted EBITDA[1]

$189M

▼ -7% YoY


$153
$202
$189
2022
2023
2024

4Q24

	Total Payment Volume	Revenue	Gross Profit	Adjusted EBITDA[1]
4Q24	$7.7B ▲ +51% YoY | ▲ +18% QoQ	$204M ▲ +9% YoY | ▲ +10% QoQ	$84M ▲ +20% YoY | ▲ +7% QoQ	$57M ▲ +16% YoY | ▲ +9% QoQ

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

TPV growth across a well-diversified vertical base

Remittances nearly doubled YoY, driven by successful commercial efforts; continuous growth from SaaS, commerce, ride-hailing, and financial services.


$10.6B
$17.7B
$25.6B
2022
2023
2024

Other[2]	3%
Travel	3%
Remittances	99%
Advertising	12%
On-demand Delivery	39%
Streaming	21%
SaaS	66%
Ride Hailing	47%
Financial services[1]	46%
Commerce	60%

TPV growth by vertical YoY

Note: [1] In 4Q 2024, financial services include wallets (0.5% of total TPV) and crypto (0.3% of total TPV). Since Q1 2024 remittances have been excluded from financial services and reported as a separate vertical in all periods. [2]Other includes e-learning, gaming and other verticals.

LatAm: YoY comparison supported by the growth in Argentina, Mexico and Other LatAm.

Latin America Revenue

($M)

$562M FY24

▲+14% YoY



345
493
562
2022
2023
2024
% share of total revenue
82%
76%
75%

$153M 4Q24

▲+16% YoY | ▲+5% QoQ

Africa & Asia: YoY performance supported by continued growth in Egypt and ramp-up of our commerce merchants in South Africa.

Africa & Asia Revenue

($M)

$184M FY24

▲+17% YoY



74
158
184
2022
2023
2024
% share of total revenue
18%
24%
25%

$52M 4Q24

▼-9% YoY | ▲+27% QoQ

LatAm: YoY comparison impacted by FX devaluation in Argentina and repricing with a top merchant in Brazil, partially offset by Mexico and Other LatAm.

Africa & Asia: YoY increase was mostly driven by volume growth in Egypt and South Africa, and positive performance of Other Africa & Asia markets.



Latin America Gross Profit
($M)
$214M
FY24
-6% YoY
178
229
214
2022
2023
2024
% share of total gross profit
88%
83%
73%
$56M
4Q24
+3% YoY | +1% QoQ



Africa & Asia Gross Profit
($M)
$80M
FY24
+67% YoY
24
48
80
2022
2023
2024
% share of total gross profit
12%
17%
27%
$27M
4Q24
+82% YoY | +21% QoQ

Continuous geographic diversification to newer more attractive markets leading to record levels in consolidated revenues and gross profit, despite softness in core markets

Market	Gross profit QoQ	Commentary
Argentina	▲ +37% 9m | +2.5m vs. LQ	• Positive performance in multiple verticals, including commerce, ride-hailing and SaaS
Nigeria	▲ +37% 2m | +0.6m vs. LQ	• Strong volume growth mainly in remittances, financial services and streaming
Egypt	▲ +30% 16m | +3.7m vs. LQ	• Strong volume growth mainly in advertising, streaming, ride-hailing and financial services
Chile	▲ +12% 9m | +1.0m vs. LQ	• Positive performance in commerce and financial services verticals
Other Asia & Africa	▲ +5% 9m | +0.4m vs. LQ	• Solid volume growth in South Africa, offset by higher expatriation costs • Positive performance in Turkey
Other Latam	▼ -1% 12m | -0.1m vs. LQ	• Positive volume performance across different markets, offset by strong Q3 given wider FX spreads in certain smaller markets, as disclosed in Q3
Brazil	▼ -4% 15m | -0.6m vs. LQ	• Lower take rates from ramp-up of the standalone Payment Orchestration option launched in Q3, and shift in the payment mix
México	▼ -15% 11m | -1.9m vs. LQ	• Higher growth of Tier 0 merchants coupled with a shift in the payment mix

Building the global team to meet our long-term growth ambitions

Focus on strategic growth areas: Technology & Product and Operations.

1,095 ▲ **+194 FTEs or 22%** Employee Growth YoY

FTE evolution (#):	AFRICA & ASIA	AMERICAS
	316	779
	▲ +30% YoY	▲ +18% YoY

Note: FTE includes employees and contractors. Technology & Product includes developers operating in functions across the company.

FTE by function (%):



Technology & Product
40%
Corporate central functions
19%
Sales & Marketing
17%
Operations
24%

Financial highlights

Consistent and healthy growth in cross-border and local-to-local flows, confirming the success of our offerings


Cross-border[1] TPV evolution ($B)
+23% QoQ
+67% YoY
2.2
2.4
2.7
3.0
3.7
4Q23
1Q24
2Q24
3Q24
4Q24
44%
46%
45%
47%
48%
% share


Local-to-Local[2] TPV evolution ($B)
+14% QoQ
+38% YoY
2.9
2.9
3.3
3.5
4.0
4Q23
1Q24
2Q24
3Q24
4Q24
56%
54%
55%
53%
52%
% share

Note: [1] "Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2] "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Both business lines delivering consistent YoY and QoQ growth, with strong performance across various countries


Pay-ins[1] TPV evolution ($B)
+15% QoQ
+44% YoY
3.7
3.7
4.3
4.6
5.3
4Q23
1Q24
2Q24
3Q24
4Q24
72%
69%
71%
71%
69%
% share


Pay-outs[2] TPV evolution ($B)
+26% QoQ
+68% YoY
1.4
1.7
1.8
1.9
2.4
4Q23
1Q24
2Q24
3Q24
4Q24
28%
31%
29%
29%
31%
% share

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue and gross profit reaching record levels with growth on tough comps from previous year


Revenue evolution ($M)
+10% QoQ
+9% YoY
188
184
171
186
204
4Q23
1Q24
2Q24
3Q24
4Q24


Gross profit evolution ($M)
+7% QoQ
+20% YoY
70
63
70
78
84
4Q23
1Q24
2Q24
3Q24
4Q24

Net take rate reflecting market dynamic of higher volumes driving lower take rates, increase in payouts share, and depreciation of EM currencies; offset by cost efficiencies and growth in higher take rate markets

Gross Profit over TPV (%) QoQ bridge


1.2%
-0.03%
0.03%
0.03%
-0.12%
1.1%
Increase in payout volumes, driven by financial services, remittances and commerce
Increase in cross-border volumes, mainly driven by commerce
Primarily driven by increased share in Egypt and Argentina
Primarily driven by growth of Tier 0 merchants; change in payment mix in Mexico and Brazil; and higher expatriation costs in South Africa
3Q24
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
4Q24

Resuming strategic investments in core areas to drive efficiency and future growth, while maintaining our lean and disciplined structure

Adjusted EBITDA[1] evolution ($M)


+9% QoQ
+16% YoY
49
37
43
52
57
4Q23
1Q24
2Q24
3Q24
4Q24

	4Q23	1Q24	2Q24	3Q24	4Q24
Adj. EBITDA / Revenue	26.2%	19.9%	24.9%	28.2%	27.8%
Adj. EBITDA / Gross Profit	70.6%	58.4%	61.1%	67.0%	68.0%

Operating Profit evolution ($M)


+3% QoQ
+3% YoY
41
27
30
41
42
4Q23
1Q24
2Q24
3Q24
4Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Third consecutive quarter of improvement in Adjusted EBITDA over gross profit margin, despite continued investment in our support functions and marketing expenses

Adjusted EBITDA[1] over Gross Profit margin QoQ bridge (%)


67.0%
2.0%
0.4%
0.2%
0.1%
0.0%
-0.3%
-0.3%
-1.1%
68.0%
Adjusted EBITDA / GP 3Q24
Salaries and wages[2]
Software licenses
Technology infrastructure
Amort. of intangible assets
Product development and technology expenses (excluding S&W)
Marketing expenses
Third party services
Office, travel and other expenses
Adjusted EBITDA / GP 4Q24

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2] Salaries and wages (S&W) exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Solid net income; QoQ comparison explained by positive non-cash mark to market effect related to Argentine bonds and lower finance costs, partially offset by higher taxes

Net income evolution ($M)


+11% QoQ
+4% YoY
28
18
46
27
30
4Q23
1Q24
2Q24
3Q24
4Q24
Diluted EPS¹
0.10
0.06
0.15
0.09
0.10

Net income bridge QoQ ($M)


26.8
9.0
4.5
0.3
-0.1
-0.5
-1.6
-8.8
29.7
Net income 3Q24
Net financial results
Adjusted EBITDA
Others and Other operating loss²
Share-based compensation
D&A
Other non-recurring ³
Income tax ⁴
Net income 4Q24

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] Others include Impairment loss / gain and Inflation adjustment. Other operating loss refers to the write-off of certain amounts related to merchants/ processors off-boarded by dLocal. In Q4 2024, this line amounted to $1.3 million, while in Q3 2024 it was $0.6 million. [3] Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024. [4] In Q4 2024, income tax was impacted by an income tax settlement related to previous periods, as disclosed in the Note 12 - Income Tax of the Consolidated Statements of Income and Comprehensive Income Year ended December 31, 2024.

FCF Own Funds[1] cash conversion of ≈109% of net income; total working capital mainly affected by changes in merchant working capital

FCF Own Funds Evolution by Quarter

$ in millions	2Q24	3Q24	4Q24
Cash flows from operating activities before Working Capital and Taxes	36	55	43
Changes in Working Capital (Own Funds)[2]	1	(17)	0
Income Tax Paid	(13)	(7)	(5)
Capex[3]	(5)	(5)	(6)
FCF Own Funds	**19**	**26**	**33**
FCF Own Funds Conversion to Net Income	**41%**	**97%**	**109%**
Own Funds + Short term investments[4]	**306**	**320**	**318**

Working Capital Own Funds Buildup

$ in millions	2Q24	3Q24	4Q24
Decrease / (increase) in Trade and Other Receivables	(69)	49	(109)
Decrease / (Increase) in Other assets	(1)	(1)	4
Increase / (Decrease) in Trade and Other Payables	67	(49)	(71)
Increase / (Decrease) in Other Liabilities	9	(7)	(4)
Increase / (Decrease) in Provisions	(0)	0	0
Changes in working capital	**6**	**(9)**	**(180)**
Decrease / (increase) in Trade and Other Receivables	(54)	48	(107)
Increase / (Decrease) in Trade and Other Payables	54	(36)	(74)
Other Tax Liabilities	4	(4)	1
Changes in Working Capital (Merchant Funds)	**5**	**8**	**(180)**
Changes in Working Capital (Own Funds)[2]	**1**	**(17)**	**0**

Trade receivable increase due to temporary settlement delays before year-end. Trade payables declined due to a shift in settlement periods with certain merchants and higher settlement of accumulated balances.

Note: [1] Free Cash Flow Own Funds. [2] Changes in working capital (Own Funds) is calculated as changes in working capital subtracting changes in working capital (Merchant funds). [3] Capex is determined by acquisitions and additions balances related to PP&E and Intangible Assets (as disclosed in the Note 18 – Property, Plant and Equipment and 20 – Intangible Assets). [4] Calculated as the sum of Own balances (as disclosed in the Note 14 - Cash and cash equivalents) and Financial assets at fair value through profit or loss.

Full year 2025 outlook

	2024	2025 Guidance	Key considerations
TPV	$25.6B	35% - 45% YoY	• Strategic focus on becoming a scale leader, prioritizing not losing contracts on price, especially in larger markets • Increased share of wallet and ramp-up of Tier 0 merchants • New opportunities in nascent geographies and new verticals
Revenue	$746M	25% - 35% YoY	• Sustained volume growth
Gross profit	$295M	20% - 25% YoY	• Higher mix of Tier 0 merchants • Sustained growth in L2L transactions and accelerated XB growth • Competitive pricing in key markets for market share gains and TPV growth • Ramp-up of new standalone orchestration model launched in Q3 2024
Adjusted EBITDA	$189M	20% - 30% YoY	• Continued investment in long-term growth foundations with disciplined expense management • Operational leverage with adj EBITDA to gross profit ratio improving YoY, and still tracking towards levels delivered in the past post-investment cycle

Over the midterm, we will seek to maintain strong TPV growth and manage declining take rates through growth in higher take rate new verticals, natural mix shift towards higher take rate frontier markets, and new revenue streams.

Gracias | Thank you | תודה| | 谢谢
| شكرا | Obrigado | ありがとう

d·local

Investment Highlights

We power a market leading **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**



Appendix

TPV

TPV breakdown by type of product[1]

In millions of US$	4Q23	1Q24	2Q24	3Q24	4Q24	2023	2024
Pay-ins	3,701	3,657	4,273	4,632	5,340	12,823	17,902
As % of total	*72%*	*69%*	*71%*	*71%*	*69%*	*73%*	*70%*
Pay-outs	1,410	1,653	1,763	1,884	2,373	4,855	7,673
As % of total	*28%*	*31%*	*29%*	*29%*	*31%*	*27%*	*30%*
Total TPV	**5,111**	**5,310**	**6,035**	**6,516**	**7,714**	**17,677**	**25,575**

TPV breakdown by type of flow[2]

In millions of US$	4Q23	1Q24	2Q24	3Q24	4Q24	2023	2024
Cross-border	2,235	2,426	2,701	3,035	3,740	8,670	11,902
As % of total	*44%*	*46%*	*45%*	*47%*	*48%*	*49%*	*47%*
Local to Local	2,876	2,884	3,334	3,480	3,974	9,007	13,673
As % of total	*56%*	*54%*	*55%*	*53%*	*52%*	*51%*	*53%*
Total TPV	**5,111**	**5,310**	**6,035**	**6,516**	**7,714**	**17,677**	**25,575**

Note: [1] "Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2] "Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

Revenue breakdown by geography

In millions of US$	4Q23	1Q24	2Q24	3Q24	4Q24	2023	2024
Brazil	50.2	43.1	42.3	32.9	33.7	159.0	152.0
Argentina	10.5	13.8	20.5	26.0	25.1	75.1	85.5
Mexico	35.6	34.0	35.8	38.9	40.5	116.8	149.2
Chile	14.9	12.4	12.3	13.0	13.5	55.7	51.2
Other LatAm	20.3	22.1	27.8	34.3	40.1	86.1	124.4
Latin America	**131.5**	**125.4**	**138.7**	**145.2**	**152.9**	**492.7**	**562.2**
Nigeria	28.4	7.2	1.1	2.1	2.9	84.0	13.3
Egypt	18.4	39.0	15.0	18.6	21.4	36.7	94.0
Other Africa & Asia	9.7	12.8	16.5	19.9	27.4	37.0	76.5
Africa & Asia	**56.5**	**59.0**	**32.6**	**40.6**	**51.6**	**157.7**	**183.8**
Total Revenue	**188.0**	**184.4**	**171.3**	**185.8**	**204.5**	**650.4**	**746.0**

Note: Unaudited quarterly results

Gross profit

Gross Profit breakdown by geography

In millions of US$	4Q23	1Q24	2Q24	3Q24	4Q24	2023	2024
Brazil	25.5	17.9	19.2	15.4	14.8	78.8	67.3
Argentina	4.0	5.2	7.6	6.7	9.2	48.7	28.7
Mexico	9.3	9.9	8.8	12.8	10.9	34.7	42.5
Chile	9.1	7.5	8.3	8.2	9.2	34.0	33.1
Other LatAm	7.0	8.1	9.6	12.5	12.4	32.6	42.6
Latin America	**54.7**	**48.6**	**53.5**	**55.6**	**56.4**	**228.7**	**214.2**
Nigeria	1.5	0.5	2.0	1.7	2.4	5.8	6.6
Egypt	9.6	10.3	9.8	12.3	16.0	26.1	48.4
Other Africa & Asia	3.9	3.6	4.5	8.5	8.9	16.2	25.5
Africa & Asia	**15.0**	**14.4**	**16.3**	**22.6**	**27.3**	**48.1**	**80.5**
Total Gross Profit	**69.7**	**63.0**	**69.8**	**78.2**	**83.7**	**276.9**	**294.7**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1] ($M) and concentration (%)


128
120
107
115
128
4Q23
1Q24
2Q24
3Q24
4Q24
% Share of total revenue
68%
65%
62%
62%
63%

Revenue composition ($M)

106%
NRR[2]


188
10
6
204
4Q23 total revenue
Existing Merchants
New Merchants
4Q24 total revenue

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

Adjusted EBITDA bridge ($M)


42.3
4.9
6.3
1.3
1.6
0.5
56.9
4Q24 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Other non-recurring costs
Impairment Loss / (Gain) on Financial Assets
4Q24 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 32.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	4Q23	3Q24	4Q24
Profit for the period	**28,481**	**26,811**	**29,701**
Income tax expense	7,476	2,286	11,090
Depreciation and amortization	3,604	4,438	4,888
Finance income and costs, net	(996)	10,085	1,085
Share-based payment non-cash charges	4,850	6,204	6,339
Other operating loss[1]	-	578	1,307
Impairment loss / (gain) on financial assets	(657)	8	533
Inflation adjustment	6,040	1,954	392
Other non-recurring costs[2]	434	-	1,571
Adjusted EBITDA	**49,232**	**52,364**	**56,906**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding finance and income cost, impairment gains/(losses) on financial assets, other operating losses/gain, share-based payment non-cash charges, non recurring transaction expenses and inflation adjustment.

[1] In Q3 and Q4 2024, the company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

Unaudited quarterly results.

Adjusted Net Income

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 30). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

[1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] In Q4 2024, income tax was impacted by an income tax settlement related to previous periods, as disclosed in the Note 12 - Income Tax. [3] Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

Unaudited quarterly results.

Reconciliation of Profit to Adjusted Net Income

$ in thousands	4Q23	3Q24	4Q24
Net income as reported	**28,481**	**26,811**	**29,701**
Inflation adjustment	6,040	1,954	392
Loan - exchange difference	51,858	7,710	2,332
Argentina Treasury Notes Hedging Costs	-	4,272	5,536
Fair value loss / (gain) of financial assets at FVTPL	(50,754)	95	(5,115)
Impairment loss / (gain) on financial assets	(657)	8	533
Share-based payment non-cash charges	4,850	6,204	6,339
Other operating loss[1]	-	578	1,307
Tax settlement from previous periods[2]	-	-	4,543
Other non-recurring costs[3]	434	-	1,571
Tax effect on adjustments	386	(4,227)	(1,310)
Adjusted net income	**40,638**	**43,405**	**45,828**

Constant currency

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV or revenue multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period.

Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

Reconciliation of TPV and Revenue constant currency measures to reported results

	As reported			Constant currency measures		
$ in millions	**4Q23**	**4Q24**	**YoY Growth**	**4Q23**	**4Q24**	**YoY Growth**
TPV	5,111	7,714	51%	5,111	9,265	81%
Revenue	188.0	204.5	9%	188.0	266.7	42%

Cohort evolution

TPV by Cohort[1] ($M)



443
297
260
246
188
56
36
1
2018 2019 2020 2021 2022 2023 2024
$10,850
$8,259
$4,132
$4,078
$3,704
$3,320
$2,210
$2,116
$2,015
$1,822
$1,242
$1,225
$954
$552
$443
$297
$260
1 2 3 4 5 6 7

Note: [1] Each cohort is comprised by all of the merchants that began processing TPV in each period, regardless of volume of TPV processed. As cohorts prior to 2018 are not illustrated, the sum of the TPV of the different cohorts for each period does not match our total TPV reported for that period.

d·local

IR Contact:
investor@dlocal.com